

July 10, 2015

Via U.S. Mail
Kerry Chung
Chief Executive Officer
HW Holdings, Inc.
506 S. Spring St. #13575
Los Angeles, CA 90013

> **Re: HW Holdings, Inc.**
> **Form 10-K for the Year Ended December 31, 2014**
> **Filed April 8, 2015**
> **File No. 000-53976**

Dear Mr. Chung:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2014

General

1. You appear to have filed your Form 10-K for the year ended December 31, 2014 without officer and director signatures. Please amend your Form 10-K to provide the required signatures. Refer to General Instruction D(2) to Form 10-K.

Exhibit 32

2. You appear to have filed your Form 10-K for the year ended December 31, 2014 without providing the required certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. Please amend your Form 10-K to provide these certifications. Refer to Item 601(b)(32) of Regulation S-K.

<u>Form 10-Q for the Quarter Ended March 31, 2015</u>

<u>Exhibit 32.2</u>

3. Please amend your Form 10-Q to include a Section 906 certification for the period ended March 31, 2015, rather than March 31, 2014.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Blaise Rhodes at (202) 551-3774 or Rufus Decker, Branch Chief, at (202) 551-3769 if you have questions regarding our comments.

Sincerely,

/s/ Rufus Decker for

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining